Exhibit 99.1

TransAlta Reports First Quarter 2018 Results

CALGARY, May 8, 2018 /CNW/ -

First Quarter 2018 Financial Highlights

•	Comparable EBITDA(1) was up $19 million, or 8%, to $259 million;
•	Free cash flow(1) from ongoing operations increased 2% to $81 million;
•	Total consolidated net debt was reduced by almost $300 million during the quarter; and
•	Receipt of $157 million in early termination payments from the Balancing Pool.

TransAlta Corporation ("TransAlta" or the "Company") (TSX: TA; NYSE: TAC) today reported first quarter 2018 financial results, with free cash flow(2) of $238 million for the quarter and funds from operations(2) of $318 million, up $142 and $116 million respectively.  The increase in free cash flow and funds from operations was primarily driven by the receipt of $157 million from the Balancing Pool for the early termination of the Sundance B and C Power Purchase Arrangements ("PPAs"), and the receipt of $17 million (our net share after non-controlling interest) from the Ontario Electrical Financial Corporation ("OEFC") during the first quarter of 2017 relating to the settlement of an indexation dispute.  Excluding these two unusual payments in 2018 and 2017, our free cash flow would have been $81 million and $79 million, respectively, while our funds from operations would have been $161 and $168 million, respectively.

Comparable EBITDA(2) for the quarter increased $142 million compared to last year, also mainly due to the one-time cash flows in 2017 and 2018.  Results in the first quarter for Alberta Coal, compared to last year, were impacted by the expiry of the Sundance A PPA and our decision to shut down Sundance Unit 1 and mothball Sundance Unit 2. During the first quarter last year, comparable EBITDA generated by these two units totalled $12 million.

"Results for the first quarter were strong and a great way to start 2018," said Dawn Farrell, President and Chief Executive Officer. "We progressed our strategy with the announcement of two wind projects, the repayment of US$500 million of debt, and the advancement of a gas pipeline to our plants in Alberta."

First Quarter Highlights

•	TransAlta Renewables, through a subsidiary of TransAlta, entered into an arrangement to acquire two construction ready wind projects, consisting of a 90 MW project in Pennsylvania and a 29 MW project in New Hampshire, supported by long-term contracts with highly creditworthy counterparties.
•	Repaid our 6.650 per cent US$500 million senior notes, due May 15, 2018, with cash on hand and by drawing down our credit facility.
•	Purchased and cancelled 374,900 common shares at an average price of $6.97 per share through our Normal Course Issuer Bid which commenced March 14, 2018.
•	Received $157 million in compensation from the Balancing Pool for the early termination of the Sundance B and C PPAs. We are seeking a further $56 million in compensation from the Balancing Pool for the early termination.
•	Mothballed Sundance Units 3 and 5 as part of our optimization plan for the Sundance facility in 2018 and 2019, which will ensure that the two remaining Sundance coal units operate at high capacity utilizations with lower costs through the period to 2020.

Subsequent Events

•	Donald Tremblay, Chief Financial Officer, decided to leave the Company effective May 8, 2018 and will be relocating to eastern Canada to be closer to his family. TransAlta thanks Mr. Tremblay for his contributions and leadership during the past four years, particularly his role managing the company's debt reduction initiative. TransAlta has commenced a recruitment process for a new Chief Financial Officer. Brett Gellner, Chief Investment Officer, and former Chief Financial Officer, will act as Interim Chief Financial Officer, in addition to his current role.

2018 Outlook
Due to strong performance in the first quarter we are revising our 2018 financial targets as presented below.  This guidance excludes the impact of the $157 million termination payment received from the Balancing Pool during the first quarter.

Measure	Low	High
Comparable EBITDA	$1,000 million	$1,050 million
Funds from operations	$750 million	$800 million
Free cash flow	$300 million	$350 million
Sustaining and Productivity Capital	$215 million	$235 million

Range of key power price assumptions:

Market	Power Prices ($/MWh)
Alberta Spot	$50 to $60
Alberta Contracted	$35 to $40
Mid-C Spot (US$)	$20 to $25
Mid-C Contracted (US$)	$47 to $53

Other assumptions relevant to 2018 outlook:

Canadian Coal Capacity Factor	65% to 75%
Hydro/Wind Resource	Long term average

Summary of Credit Agency Reviews
DBRS Limited reaffirmed our Unsecured Debt rating and Medium-Term Notes rating as BBB (low), the Preferred Shares rating as Pfd-3 (low), and Issuer Rating as BBB (low).

First Quarter 2018 Review by Segment

Comparable EBITDA (in CAD$ millions)	3 Months Ended
	March 31, 2018	March 31, 2017
Canadian Coal	222(a)	91
U.S. Coal	27	10
Canadian Gas	65	88(b)
Australian Gas	31	31
Wind and Solar	65	68
Hydro	17	14
Energy Marketing	9	(4)
Corporate	(20)	(24)
Total Comparable EBITDA	416	274
a) Includes $157 million in compensation from the Balancing Pool for the early termination of the Sundance B and C PPAs.
b) Includes $34 million payment from the OEFC relating to the settlement of an indexation dispute.

•	Canadian Coal: Comparable EBITDA for the three months ended March 31, 2018 increased $131 million compared to 2017. Comparable EBITDA for the quarter was positively impacted by the $157 million termination payment related to the Sundance B and C PPAs, while gross margin was negatively impacted by the expiry of the Sundance A PPA.
•	U.S. Coal: Comparable EBITDA increased $17 million compared to 2017, primarily due to our ability to purchase lower cost power to fulfill our contract and hedge obligations, as well as favourable changes to the mark-to-market value of certain forward financial contracts.
•	Canadian Gas: Comparable EBITDA for the first quarter of 2018 decreased by $23 million compared to 2017, mainly due to the $34 million contract indexation dispute settlement received in 2017. This was partially offset by higher margin received in 2018 as a result of the Mississauga re-contracting and the settlement of contract indices adjustments at Sarnia.
•	Australian Gas: Comparable EBITDA for the first three months of 2018 was in line with the same period in 2017. The addition of South Hedland was largely offset by the loss of the contribution from the Solomon Power Station contract.
•	Wind and Solar: Comparable EBITDA for the first quarter of 2018 was down $3 million compared to 2017 mainly due to the recognition of unrealized mark-to-market losses this period.
•	Hydro: Comparable EBITDA for the first quarter this year increased $3 million compared to the first quarter of 2017, primarily due to an increase in revenues from ancillary services, which more than offset the lower generation.
•	Energy Marketing: Comparable EBITDA for the first quarter was $13 million higher than last year, reflecting a return to typical returns after weak performance in the first quarter of 2017.
•	Corporate: Our Corporate overhead costs of $20 million were $4 million lower, due to lower incentive payments, than the comparable period in 2017.

Consolidated Earnings Review
Net earnings attributable to common shareholders during the quarter was $65 million higher than last year mainly due to the $157 million received from the early termination of the Sundance B and C PPAs.

No planned major maintenance capital was invested in the first quarter of 2018, resulting in total sustaining capital for the quarter being $22 million lower than Q1 2017.

Operating Review
Adjusted availability for the three months ended March 31, 2018 was 93.9 per cent compared to 88.5 per cent for the same period in 2017.  There were no planned outages in the first quarter of 2018 and the number of unplanned outages was reduced compared to the first quarter of 2017.

Production for the three months ended March 31, 2018 decreased 1,880 GWh compared to 2017, despite higher availability, due to the retirement of Sundance Unit 1 and the mothballing of Sundance Unit 2 as well as higher paid curtailments on units under contract.

First Quarter 2018 Financial and Operational Highlights

In $CAD millions, unless otherwise stated	3 Months Ended
	March 31, 2018	March 31, 2017
Adjusted availability (%) (3,4)	93.9	88.5
Production (GWh) (4)	7,171	9,051
Revenue	$588	$578
Comparable EBITDA	$416	$274
Net earnings attributable to common shareholder	$65	-
Funds from operations	$318	$202
Cash Flow from Operating Activities	$425	$281
Free cash flow	$238	$96
Net earnings per common share attributable to common shareholders	$0.23	-
Funds from operations per share	$1.10	$0.70
Free cash flow per share	$0.83	$0.33
Dividends declared per common share	$0.04	-

TransAlta is in the process of filing its Consolidated Financial Statements and accompanying notes, as well as the associated Management's Discussion & Analysis ("MD&A"). These documents will be available today on the Investors section of TransAlta's website at www.transalta.com or through SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml.

Conference call
We will hold a conference call and webcast at 9:00 a.m. MST (11:00 a.m. EST) today, May 8, 2018, to discuss our first quarter 2018 results.  The call will begin with a short address by Dawn Farrell, President and CEO, and Donald Tremblay, Chief Financial Officer, followed by a question and answer period for investment analysts and investors. A question and answer period for the media will immediately follow.  Please contact the conference operator five minutes prior to the call, noting "TransAlta Corporation" as the company and "Sally Taylor" as moderator.

Dial-in numbers – First Quarter 2018 Results:
Toll-free North American participants call: 1-888-231-8191
Outside of Canada & USA call: 1-647-427-7450

A link to the live webcast will be available on the Investor Centre section of TransAlta's website at http://www.transalta.com/investors/events-and-presentations. If you are unable to participate in the call, the instant replay is accessible at 1-855-859-2056 (Canada and USA toll free) with TransAlta pass code 8088918 followed by the # sign. A transcript of the broadcast will be posted on TransAlta's website once it becomes available.

Notes

(1) Excluding one-time positive cash flows due to the Alberta Power Purchase Arrangement terminations in 2018 and the indexation dispute settlement in 2017.
(2) These items are not defined under IFRS. Presenting these items from period to period provides management and investors with the ability to evaluate earnings trends more readily in comparison with prior periods' results. Refer to the Funds from Operations and Free Cash Flow and Earnings and Other Measures on a Comparable Basis sections of the Company's MD&A for further discussion of these items, including, where applicable, reconciliations to measures calculated in accordance with IFRS.
(3) Availability and production includes all generating assets (generation operations and finance leases that we operate).
(4) Adjusted for economic dispatching at U.S. Coal.

About TransAlta Corporation:
TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. We provide municipalities, medium and large industries, businesses and utility customers clean, affordable, energy efficient, and reliable power. Today, we are one of Canada's largest producers of wind power and Alberta's largest producer of hydro-electric power. For over 100 years, TransAlta has been a responsible operator and a proud community-member where its employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and we have been recognized by CDP (formerly Climate Disclosure Project) as an industry leader on Climate Change Management. We are also proud to have achieved the Silver level PAR (Progressive Aboriginal Relations) designation by the Canadian Council for Aboriginal Business.

For more information about TransAlta, visit our web site at transalta.com.

Cautionary Statement Regarding Forward Looking Information

This news release contains forward looking statements, including statements regarding the business and anticipated financial performance of the Company that are based on the Company's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "plans", "expects", "proposed", "will", "anticipates", "develop", "continue", and similar expressions suggesting future events or future performance. In particular, this news release contains forward looking statements including, without limitation, statements pertaining to TransAlta's business and anticipated future financial performance; our 2018 financial outlook, including expected comparable EBITDA, funds from operations, free cash flow ranges and expected sustaining and productivity capital expenditures for 2018; ability to ensure that two Sundance coal units can operate at high capacity utilizations with lower costs through the period to 2020; the acquisition and development of two construction ready wind farms in the US; and the transformation of TransAlta to a gas and renewables company.  These forward-looking statements are not historical facts but are based on TransAlta's belief and assumptions based on information available at the time the assumptions were made. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include: operational risks involving our facilities; changes in market prices where we operate; unplanned outages at generating facilities and the capital investments required; equipment failure and our ability to carry out repairs in a cost effective and timely manner; the effects of weather; disruptions in the source of fuels, water or wind required to operate our facilities; energy trading risks; failure to obtain necessary regulatory approvals in a timely fashion; negative impact to our credit ratings; legislative or regulatory developments and their impacts, including as it pertains to the capacity market being developed in Alberta; increasingly stringent environmental requirements and their impacts; increased competition; global capital markets activity (including our ability to access financing at a reasonable cost); changes in prevailing interest rates; currency exchange rates; inflation levels and commodity prices; general economic conditions in the geographic areas where TransAlta operates; disputes or claims involving TransAlta or TransAlta Renewables, including those pertaining to South Hedland and Solomon Power Stations; and other risks and uncertainties discussed in the Company's materials filed with the Canadian securities regulatory authorities from time to time and as also set forth in the Company's MD&A and Annual Information Form for the year ended December 31, 2017. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect TransAlta's expectations only as of the date of this news release. The financial outlook that is contained in this news release was approved on May 7, 2018 and is being provided for the purpose of giving the reader information about management's current expectations and plans. TransAlta disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Note: All financial figures are in Canadian dollars unless otherwise indicated.

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SOURCE TransAlta Corporation

View original content: http://www.newswire.ca/en/releases/archive/May2018/08/c6344.html

%CIK: 0001144800

For further information: Investor Inquiries: Sally Taylor, Manager, Investor Relations, Phone: 1-800-387-3598 in Canada and U.S., Email: investor_relations@transalta.com; Media Inquiries: Stacey Hatcher, Manager, Communications, Phone: Toll-free media number: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 08:00e 08-MAY-18